Exhibit I

CRUDE CARRIERS CORP. SCHEDULES FOURTH QUARTER 2010 EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, Greece, January 25, 2011 – Crude Carriers Corp. (NYSE: CRU) announced today that it will release financial results for the fourth quarter ended December 31, 2010, before the market opens in New York on Friday, February 11, 2011. The Company will also declare a cash dividend for the fourth quarter 2010 at that time.

Following the earnings release, on the same day, Friday, February 11, 2011, at 10:00 a.m. EST, the Crude Carriers management team will hold a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialling 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote "Crude Carriers".

A telephonic replay of the conference call will be available until February 18, 2011 by dialling 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statement

This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the announcement of a dividend and are based on management's current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (and other factors listed from time to time under "Risk Factors" and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.'s registration statement on Form F-1.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol "CRU".

For further information please contact:
Company contacts: Ioannis Lazaridis, President +30 (210) 4584 950 i.lazaridis@crudecarrierscorp.com Jerry Kalogiratos, CFO +30 (210) 4584 950 j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:

Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com

www.capitallink.com